Exhibit 99d

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Mr. Petrossian and Great Idea Corp. regarding expenses of the offering and an acquisition.

Mr. Petrossian has agreed to pay all the expenses of the offering estimated at $11,507.13 and has in fact paid most of those fees prior to the filing of this prospectus. Mr. Petrossian has also agreed to pay all expenses of finding, doing due diligence and completing an acquisition. It is anticipated that these expenses will be between $15,000 and $20,00